UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file no.: 333-93785

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2011 AND 2010

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H – Part IV – Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Lancaster, Pennsylvania

June 25, 2012

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
Assets

Investments, at fair value:
Interest-bearing cash	$6,138,756	$5,491,037
Common/collective trusts	4,498,167	4,262,236
Registered investment companies	32,852,659	32,964,978
Employer securities	4,849,581	4,309,499

	48,339,163	47,027,750

Receivables:
Employer’s contributions	52,458	—
Participants’ contributions	82,926	—

	135,384	—

Net Assets Available for Benefits	$48,474,547	$47,027,750

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Investment (Loss) Income:
Interest	$646	$2,549
Dividends	1,090,550	954,755
Net (depreciation) appreciation in fair value of investments	(1,498,140)	3,133,033

	(406,944)	4,090,337

Contributions:
Employer	1,463,588	1,388,218
Participants	2,420,814	2,316,745
Rollover	264,028	663,258

	4,148,430	4,368,221

	3,741,486	8,458,558

Benefits Paid to Participants	(2,294,689)	(1,474,527)

Net Increase	1,446,797	6,984,031

Net Assets Available for Benefits —
Beginning of Year	47,027,750	40,043,719

End of Year	$48,474,547	$47,027,750

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company and Plan has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Asset Allocation — Conservative Portfolio. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

1.	DESCRIPTION OF PLAN (Cont’d)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions, as well as all amounts that transferred into the Plan during the 2000 year from certain predecessor Company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

1.	DESCRIPTION OF PLAN (Cont’d)

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $23,491 in 2011 and $26,297 in 2010. As of December 31, 2011 and 2010, there were $19,279 and $23,491 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Mercer Investments (Mercer), the custodian and trustee of the Plan since June 1, 2011. Mercer invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company. Prior to June 1, 2011, the Plan assets were administered by Putnam Investments.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (ASU 2011-04). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 — quoted prices in active markets for identical assets and liabilities;

Level 2 — directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 — unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2011 or 2010.

For investments that have quoted market prices in active markets, the Plan uses the quoted market price as fair value and includes these investments in Level 1 of the fair value hierarchy. The Plan classifies employer securities, registered investment companies and interest-bearing cash as Level 1. When quoted market prices in active markets are not available, the Plan bases fair values on underlying market values for the common/collective trusts provided by the Plan trustee. Further information concerning the common/collective trusts may be obtained from their separate audited financial statements. The Plan classifies common/collective trusts as Level 2. The Plan had no investments classified as Level 3 during the years ended December 31, 2011 and 2010.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

3.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan invests in two common/collective trust funds, the Putnam Bond Index Fund and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust funds are based upon significant observable inputs, although is not based upon quoted market prices in an active market. The Putnam Bond Index Fund’s investment objective in to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U.S. investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments. The Putnam S&P 500 Index Fund’s investment objective in to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared of collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index.

The underlying investments of the common/collective trust funds consist primarily of Level 1 and Level 2 inputs. Level 1 inputs consist of valuations based on quoted prices for identical securities in active markets. Level 2 inputs consist of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2011 and 2010.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

3.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2011
Interest-bearing Cash	$6,138,756	$6,138,756	$—	$—
Registered Investment Companies:
Fixed Income Funds	7,811,038	7,811,038	—	—
Growth Funds	4,959,767	4,959,767	—	—
Balanced Funds	17,677,510	17,677,510	—
International Funds	2,404,344	2,404,344	—
Employer Securities	4,849,581	4,849,581	—	—
Common/Collective Trusts	4,498,167	—	4,498,167	—

Total	$48,339,163	$43,840,996	$4,498,167	$—

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Cont’d)

3.	FAIR VALUE MEASUREMENTS (Cont’d)

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2010
Interest-bearing Cash	$5,491,037	$5,491,037	$—	$—
Registered Investment Companies:
Fixed Income Funds	7,276,886	7,276,886	—	—
Growth Funds	5,306,780	5,306,780	—	—
Balanced Funds	17,204,422	17,204,422	—
International Funds	3,176,890	3,176,890	—
Employer Securities	4,309,499	4,309,499	—	—
Common/Collective Trusts	4,262,236	—	4,262,236	—

Total	$47,027,750	$42,765,514	$4,262,236	$—

4.	INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2011		2010
Interest-bearing cash
Putnam Money Market Fund	$6,138,756		$5,491,037
Common/collective trust
Putnam S&P 500 Index Fund	3,177,302		3,046,595
Registered investment companies
PIMCO Total Return Fund	3,902,853		3,986,578
Putnam Asset Allocation — Growth Portfolio	2,533,280		2,492,248
Putnam Asset Allocation — Balanced Portfolio	3,967,879		3,742,992
Putnam International Equity Fund	2,404,344	*	3,176,890
Putnam Equity Income Fund	3,195,425		3,225,908
Neuberger & Berman Genesis Trust	2,559,773		2,173,659	*
Employer securities
Donegal Group Inc. Class A common stock	3,963,980		3,360,775

*	Investment did not represent 5% or more of the Plan’s net assets, rather this investment is shown for comparative purposes.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

4.	INVESTMENTS (Cont’d)

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2011	2010
At fair value as determined by quoted market prices:
Registered investment companies	$(1,573,897)	$2,886,490
Employer securities	(85,618)	(213,404)
Otherwise determined:
Common/collective trusts	161,375	459,947

	$(1,498,140)	$3,133,033

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 2009 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (Cont’d)

6.	RELATED PARTY AND PARTY-IN-INTEREST

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Company has 66% of the total voting power of Donegal Group Inc.’s outstanding common stock. The Plan held 279,942 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $3,963,980 and $885,601, respectively, as of December 31, 2011. The Plan held 232,098 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $3,360,775 and $948,724, respectively, as of December 31, 2010. The net realized/unrealized depreciation in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2011 and 2010 was $85,618 and $213,404, respectively. Dividends received from Donegal Group Inc. in 2011 and 2010 were $135,802 and $132,816, respectively. During 2011 the Plan purchased (excluding reinvested dividends) 49,977 shares of Donegal Group Inc. common stock at an aggregate cost of $660,070 and sold 12,179 shares of Donegal Group Inc. common stock for total proceeds of $170,171. During 2010 the Plan purchased (excluding reinvested dividends) 28,225 shares of Donegal Group Inc. common stock at an aggregate cost of $395,675 and sold 46,247 shares of Donegal Group Inc. common stock for total proceeds of $680,286. As of December 31, 2011 and 2010, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

7.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the Plan’s administrative fees, such as trustee fees, and audit fees were paid directly by the Company in 2011 and 2010.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	SUBSEQUENT EVENT

On March 22, 2012, the Company’s board of directors and The Michigan Insurance Company’s board of directors approved the merger of The Michigan Insurance Company 401(k) plan into the Plan effective July 1, 2012.

SUPPLEMENTAL SCHEDULE

Schedule H – Financial Information (Form 5500)

Part IV – Line 4i – Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three-digit Plan Number: 003

December 31, 2011

	(b)	(c )		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	Putnam Money Market Fund	6,138,756	Shares of Money Market Fund	**	$6,138,756

	Total interest-bearing cash				6,138,756

	Putnam Bond Index Fund	64,876	Common/Collective Trust Units	**	1,320,865
	Putnam S&P 500 Index Fund	87,049	Common/Collective Trust Units	**	3,177,302

	Total common/collective trusts				4,498,167

	Oakmark Equity & Income Fund	76,179	Mutual Fund Shares	**	2,060,645
	MSIF Small Company Growth Fund	105,533	Mutual Fund Shares	**	1,245,285
	PIMCO Total Return Fund	359,048	Mutual Fund Shares	**	3,902,853
	The Janus Fund	68,218	Mutual Fund Shares	**	1,862,345
	American Funds New Perspective Fund R4 Class	13,054	Mutual Fund Shares	**	338,088
	Davis New York Venture Fund	46,628	Mutual Fund Shares	**	1,515,394
	American Funds Growth Fund of America	41,417	Mutual Fund Shares	**	1,181,202
	Putnam Asset Allocation — Growth Portfolio	215,782	Mutual Fund Shares	**	2,533,280
	Putnam Asset Allocation — Balanced Portfolio	371,872	Mutual Fund Shares	**	3,967,879
	Putnam Asset Allocation — Conservative Portfolio	231,589	Mutual Fund Shares	**	2,119,043
	Putnam International Equity Fund	150,648	Mutual Fund Shares	**	2,404,344
	Putnam Equity Income Fund	212,886	Mutual Fund Shares	**	3,195,425
	Lord Abbett Small Cap Blend Fund A Class	71,325	Mutual Fund Shares	**	1,062,736
	Putnam Diversified Income Trust	59,634	Mutual Fund Shares	**	435,925
	Baron Asset Fund	23,871	Mutual Fund Shares	**	1,090,890
	Artisan Mid Cap Value Fund Investor Class	69,927	Mutual Fund Shares	**	1,377,552
	Neuberger & Berman Genesis Trust	53,107	Mutual Fund Shares	**	2,559,773

	Total registered investment companies (mutual funds)				32,852,659

*	Donegal Group Inc.	279,942	Shares of Class A Common Stock	**	3,963,980
*	Donegal Group Inc.	53,905	Shares of Class B Common Stock	**	885,601

	Total employer securities				4,849,581
	Total investments				$48,339,163

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 25, 2012	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of ParenteBeard LLC (filed herewith)